FILE No. 82-2418
Rule 12g3-2 (b)

WPN RESOURCES LTD.
TSX-V Symbol: WPR
Corporate Office: #1500 - 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3E8
Tel : 1-604-669-2099
Fax: 1-604-943-3716

Date: November 17, 2003 **NEWS RELEASE**

WPN APPOINTS NEW CHIEF EXECUTIVE OFFICER

The Company is pleased to announce that Mr. Feroz Sultan has been appointed Chief Executive Officer and will be joining the Board of Directors. Mr. Sultan is based in London, England and together with the existing executive team will manage the development of the Company's European oil and gas assets. Mr. Sultan holds a Bachelor of Science (Hons) and Master of Science in Petroleum Geology from the University of Karachi and Master of Science along with Diploma from Imperial College (DIC) with Distinction in Petroleum Geology from Royal School of Mines, London, (1971).

Mr. Sultan has worked in the oil industry since 1970, holding successive positions with Wintershall AG, Burmah Oil (North Sea) Ltd., and British National Oil Corporation (BNOC). From 1978 to 1997, Mr Sultan was employed with Deminex Oil and Gas (UK) Ltd; in 1980 he was seconded to Suez Oil Company, Cairo, as Chief Production Geologist and was actively involved in the development of three major Gulf of Suez oil fields. On return to London in 1987, he was appointed as Head of Petroleum Engineering and during this assignment period he co-ordinated the purchase of Lasmo UK North Sea assets on behalf of Deminex worth in excess of £100 million. As Deminex' Asset Manager (1996-1997), he had direct responsibility for Deminex' share of production in excess of 45,000 BOPD from UK North Sea core assets.

From 1998 to 2000, Mr. Sultan served as Technical / Field Manager for Dragon Oil's offshore oilfields in Turkmenistan, where he oversaw a substantial increase of reserves from circa 374 million barrels to 600 million barrels (Proven + Probable) in addition to co-ordinating the development programme and the transition to PSA operations.

During 2000-2003 Mr Sultan has worked as an international oil and gas consultant, preparing independent reserves reports for bank finance, acquisition and to meet disclosure requirements in respect of the London Stock Exchange and the US Securities and Exchange Commission. In the first half of 2003, he served as a Managing Director of Textonic Consulting, Kyrgystan and set up operations to develop shallow oil fields.

WPN Resources Ltd. will also issue director and employee incentive stock options totalling 1,000,000 shares. The options are exercisable at C$0.15 per share and have a term of 3 years. These options will be released in equal instalments over an 18 month period.

WPN RESOURCES LTD.

Per "Glenn Whiddon"
GLENN R. WHIDDON, President

The TSX Venture Exchange neither approves nor disapproves of the information contained herein.

dlw 11/18

FILE No. 82-2418
Rule 12g3-2 (b)

For further information please contact:
Glenn Whiddon, President
Suite 1500 – 885 West Georgia Street
Vancouver, BC V6C 3E8
Phone: 604 669 2099
Fax: 604 943 3716
E-Mail: westpinn@lightspeed.ca